=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                               (Amendment No. 9)

                            Motorola Solutions, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  620076307
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                         Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700


                              March 10, 2016
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 620076307                                              Page 2 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                         -------------------------
CUSIP NO. 620076307                                             Page 3 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                         -------------------------
CUSIP NO. 620076307                                             Page 4 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                         -------------------------
CUSIP NO. 620076307                                             Page 5 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 620076307                                              Page 6 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 620076307                                              Page 7 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        10,213,576**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,213,576**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,213,576**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 620076307                                              Page 8 of 17
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 9 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 5 (INTEREST IN SECURITIES OF THE ISSUER), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER), AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock") of Motorola Solutions, Inc. , a Delaware corporation (the
"Issuer").   The address of the principal executive offices of the Issuer is
1303 E. Algonquin Road,  Schaumburg, Illinois 60196.

Item 2.     Identity and Background

       This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings") and (f) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 620076307                                              Page 9 of 17
-----------------------------------------------------------------------------

Item 3.     Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.     Purpose of Transaction

      On March 10, 2016, the Reporting Person and Credit Suisse Securities
(USA) LLC ("Credit Suisse") entered into a Stock Sale Agreement (the "10b-5 Plan"), pursuant to which Credit Suisse will sell, for the account of the Reporting Person, up to 2 million shares of the Issuer's common stock. Sales under the 10b-5 Plan can commence as early as March 11, 2016 and will terminate no later than May 10, 2016 (the "Plan Period") on the New York Stock Exchange. The number of shares of common stock sold each day by Credit Suisse during the Plan Period will be initially based upon the reported price of the opening reported market transaction in the common stock, and may be increased or decreased in connection with a corresponding decrease or increase in the market price of such stock. ValueAct is selling these shares as part of its standard ongoing process of portfolio management.

       The forgoing paragraph supplements the information set forth in Item 4 of Reporting Person's Schedule 13D dated March 2, 2016.

Item 5.    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

         As of the date hereof, ValueAct Master Fund is the beneficial owner of 10,213,576 shares of Common Stock, representing approximately 5.9% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners I).

        ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 10,213,576 shares of Common Stock, representing approximately 5.9% of the Issuer's outstanding Common Stock.

--------------------------                          -------------------------
CUSIP NO. 620076307                                             Page 10 of 17
-----------------------------------------------------------------------------

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 174,337,851 outstanding shares of Common Stock as reported on the Issuer's Current Report on Form 10-K for the yearly period ended December 31, 2015.

       (c) Since the date of the previous filing, the Reporting Persons sold the following shares of Common Stock in the open market:

Reporting Person          Trade Date           Shares            Price/Share
----------------          ----------          ---------          -----------
ValueAct Master Fund      03/10/2016           750,000             $71.03

       (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item?4 above is hereby incorporated by reference into this Item?6. The information in this Item?6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit?2, and is incorporated by reference herein.

      Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1) Joint Filing Agreement.

(2) Rule 10b5-1 Selling Plan, dated March 10, 2016, between ValueAct Capital Management, L.P. and Credit Suisse Securities (USA) LLC.

--------------------------                          -------------------------
CUSIP NO. 620076307                                             Page 11 of 17
-----------------------------------------------------------------------------

                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 057224107                                             Page 12 of 17
-----------------------------------------------------------------------------

                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 057224107                                             Page 13 of 17
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Agrium Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  March 10, 2016       Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 057224107                                             Page 14 of 17
-----------------------------------------------------------------------------

                                 Exhibit 2

                         Rule 10b5-1 Selling Plan


March 10, 2016

Craig Wiele
Managing Director, Equity Capital Markets
Credit Suisse Securities (USA) LLC
11 Madison Avenue, 3rd Floor
New York, NY 10010

Ladies and Gentlemen:

This plan (the "Plan") will confirm the agreement between ValueAct Capital Master Fund, L.P. (the "Client") and Credit Suisse Securities (USA) LLC ("Credit Suisse") pursuant to which Credit Suisse has been appointed by the Client to sell outstanding shares of the common stock of the Issuer named in Exhibit A (the "Shares"). This Plan is being established by the Client and is intended to qualify for the affirmative defense provided by Rule 10b5-1 ("Rule 10b5-1") under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

1. This Plan shall become effective on the date hereof and shall end on the earliest to occur of the following dates: (i) the date on which either the aggregate number of the Shares sold by Credit Suisse in accordance with this Plan equals the Maximum Number of Shares specified in Exhibit A hereto; (ii) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Client to authorize or commence any of the foregoing; (iii) the end of the business day (unless another time is specified in writing) following the date of receipt by the non-terminating party of notice of early termination substantially in the form of Exhibit B hereto; (iv) the failure of the Client to perform its payment obligations under the Plan and (v) May 10, 2016. The Client will provide Credit Suisse with immediate notice should an event under subsection (ii) of this paragraph occur.

2. Credit Suisse shall sell Shares on each day on which the NYSE is open for trading and the Shares trade regular way on such exchange commencing on the date specified and as per instructions set forth in Exhibit A.

3. The Client hereby covenants and agrees that it will not take any action that would result in any sales of Shares by Credit Suisse hereunder to fail to be in accordance with Rule 10b5-1.

4. The Client understands and agrees that it is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended ("Securities Act"), then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144. Client understands that it will file a Form 144, which shall state the following: "The proposed sale is made pursuant to a plant intended to

--------------------------                          -------------------------
CUSIP NO. 057224107                                             Page 15 of 17
-----------------------------------------------------------------------------

    comply with Rule 10b5-1(c), previously entered into on [insert Plan adoption date], at which time [Client Name] was not aware of material nonpublic information." Credit Suisse will conduct sales pursuant to Rule 144, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations. Client agrees not to take any action or to cause any other person or entity to take any action that would require it to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144.

5. (a) The Client reserves the right to terminate this Plan or the appointment of Credit Suisse hereunder at any time by giving one business day's (defined as a day on which the primary stock exchange or quotation system on which the Shares are listed or quoted is open) advance written notice to Credit Suisse in accordance with Exhibit B.

    (b) The Client acknowledges and agrees that notwithstanding anything in paragraph 5(a) herein to the contrary, any suspension, termination or amendment of this Plan by the Client must comply with the requirements for the amendment of a "plan" as defined in Rule 10b5-1(c).

6. It is the intent of the parties that this Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and this Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

7. As of the date of this Plan, the Client is not aware of any material nonpublic information regarding the Issuer or the Shares and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Credit Suisse from acting upon the instructions set forth in this Plan. The Client shall immediately notify Credit Suisse if it becomes aware of a legal, regulatory or contractual restriction or undertaking that would prevent Credit Suisse from making sales pursuant to this Plan.

8. The Client is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or any other United States federal securities laws.

9. The Client will not, while this Plan remains in effect, alter or deviate from the terms of this Plan, and it has not entered into, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares (including with respect to any securities convertible into or exchangeable for the Shares).

10. The Client is not entering into this Plan (i) to manipulate the price of, the Shares (or any security convertible into or exchangeable or exercisable for Shares) or (ii) for any other purpose in violation of applicable federal or state law.

11. Until the termination of this Plan, the Client agrees not to discuss with Credit Suisse's Monetization Services Group, which is responsible for sales under this Plan, or any other Credit Suisse trading personnel, the Issuer's business, operations or prospects or any other information likely to affect the value of the Shares. Notwithstanding the above, the
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CUSIP NO. 057224107                                             Page 16 of 17
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    Client may communicate with Credit Suisse personnel who are not trading personnel and who are not responsible for, and have no ability to influence, the execution of this Plan, provided that no such communication may relate to this Plan or to the activities of Credit Suisse hereunder.

    Subject to the terms set forth in this Plan, Credit Suisse shall have full discretion with respect to the execution of all sales, and the Client acknowledges and agrees that it does not have, and shall not attempt to exercise, any influence over how, when or whether to effect such sales of Shares pursuant to this Plan.

12. This Plan (i) has been duly authorized by the Client; (ii) is a valid and binding agreement of the Client, enforceable in accordance with its terms; and (iii) is not, to the Client's knowledge, prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Client or any of its subsidiaries or any of its or their property or assets.

13. The Client has consulted its own advisors as to legal, tax, business, financial and other relevant aspects of, and has not relied upon Credit Suisse in connection with, the Client's adoption of this Plan, and the Client acknowledges that Credit Suisse is not acting as a fiduciary or an advisor for the Client. Except as specifically contemplated herein, the Client shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Client and the transactions contemplated hereby, including, without limitation, reporting and filing requirements.

14. The Client understands that, while the Credit Suisse Monetization Services Group is executing transactions on behalf of the Client pursuant to this Plan, other desks at Credit Suisse that are not participating in such transactions and are unaware of Client sales may continue to make a market in the Shares or other securities of the Issuer or otherwise trade the Shares or such other securities for Credit Suisse's own account or to facilitate customer transactions. Nothing herein shall preclude the purchase or sale by Credit Suisse of Shares or other securities of the Issuer for its own account or its solicitation or execution of orders for the account of any client. Credit Suisse hereby represents and warrants that it has implemented reasonable policies and procedures, taking into consideration the nature of Credit Suisse's business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material, nonpublic information.

15. This Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to such State's conflict of laws rules to the extent such rules may result in the application of the law of any other state or jurisdiction.

16. The Client and Credit Suisse acknowledge and agree that this Agreement is a "securities contract", as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.


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CUSIP NO. 057224107                                             Page 17 of 17
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17. This Plan (including Exhibit A) constitutes the entire agreement between
    Credit Suisse and the Client with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral and may be modified or amended only by a writing signed by such parties.

18. This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.


Please indicate your understanding of and agreement to the foregoing by executing and returning a counterpart hereof.

                                   Sincerely,

                                   ValueAct Capital Master Fund, L.P.
                                   by its General Partner, VA Partners I, LLC

                                   By: _____________________________



ACCEPTED AND AGREED TO
AS OF THE ABOVE DATE:
Credit Suisse Securities (USA) LLC

By: _____________________________